SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                  FORM 8-A12B/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             SMITHFIELD FOODS, INC.
             (Exact name of registrant as specified in its charter)

        Virginia                                            52-0845861
  (State of incorporation                               (I.R.S. Employer
    or organization)                                    Identification No.)


                               200 Commerce Street
                           Smithfield, Virginia 23430
          (Address of principal executive offices, including zip code)

                         -----------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [ ]

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

      Common Shares, $.50 par value per share      New York Stock Exchange

      Rights to Purchase Series A Junior           New York Stock Exchange
      Participating Preferred Shares, $1.00
      par value per share


       Securities to be registered pursuant to Section 12(g) of the Act:


                                      None

Item 1.  Description of Registrant's Securities to be Registered


         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.50 per share (the "Common Shares"), and 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Shares"). The Common Shares and the related Rights referred to below are listed for trading on the New York Stock Exchange.

         COMMON SHARES. Holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of Common Shares do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Company's board of directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Shares, if any. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Shares then outstanding, if any. The Common Shares have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. The Common Shares outstanding have been duly authorized and are validly issued, fully paid and non-assessable. The Transfer Agent and Registrar for the Common Shares is Harris Trust and Savings Bank, New York, New York.

         PREFERRED SHARES. The Company's board of directors has the authority, without any vote or action by the shareholders, to issue Preferred Shares in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Under certain circumstances the Company's board of directors could utilize the issuance of Preferred Shares as a method of preventing a takeover of the Company. There are no shares of Preferred Shares outstanding, and there are no agreements or understandings for the designation of any series of Preferred Shares or the issuance of shares thereunder, except pursuant to the preferred share purchase rights plan, and except for the single outstanding Series B Special Voting Preferred Share, each summarized below.

         PREFERRED SHARE PURCHASE RIGHTS PLAN. Effective September 2, 1997, the Company's board of directors declared a dividend distribution of one Right on each outstanding Common Share pursuant to a preferred share purchase rights plan and a related Rights Agreement between the Company and Harris Trust and Savings Bank as the Rights Agent (as amended as of May 1, 1998 and as of November 15, 1999, the "Rights Plan"). In general the number of Rights outstanding equals the number of Common Shares outstanding from time to time, and the further issuance of Common Shares will be accompanied by the issuance of a corresponding number of Rights. The Rights will expire on May 31, 2001 unless previously exercised or unless redeemed at the option of the Company's board of directors for $.0001 per Right.

         Under the Rights Plan, the Rights generally will be exercisable only if a person or group acquires 20% or more of the Common Shares or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Common Shares. Each Right entitles its holder to buy one one-thousandth of a Series A Junior Participating Preferred Share, par value $1.00 per share ("Series A Preferred Shares"), at an exercise price of $37.50, subject to adjustment as provided for in the Rights Plan. Each Series A Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of the Common Shares. The Company's board of directors has authorized 100,000 Series A Preferred Shares for issuance pursuant to the Rights Plan, none of which have been issued.

         Under the Rights Plan, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of the outstanding Common Shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Common Shares having a market value of twice such price.

         SERIES B SPECIAL VOTING PREFERRED SHARE. In connection with the Company's acquisition of Schneider Corporation during late 1997 and early 1998, which acquisition involved among other steps the issuance of Exchangeable Shares by Smithfield Canada Limited, the Company issued one Series B Special Voting Preferred Share (the "Special Voting Share"). The Special Voting Share was issued to a Trustee to be held for the benefit of holders of Exchangeable
Shares pursuant to the Voting, Support and Exchange Trust Agreement which is incorporated by reference as an exhibit hereto. The Special Voting Share entitles the Trustee to an aggregate number of votes at any meeting of the Company's shareholders' equal to the number of Exchangeable Shares outstanding (other than Exchangeable Shares held by the Company and its subsidiaries). Pursuant to the Voting, Support and Exchange Trust Agreement, the Trustee provides to each holder of Exchangeable Shares all proxy and other materials relating to any meeting of the Company's shareholders, and such holder may instruct the Trustee as to how such holder's Exchangeable Shares are to be voted or may require the Trustee to provide a proxy so that the holder may attend the meeting in person and exercise such holder's voting rights. Since the acquisition of Schneider Corporation, many of the Exchangeable Shares have been exchanged for Common Shares, and the Company expects that all remaining Exchangeable Shares will have been exchanged by the tenth anniversary of their issuance. When no Exchangeable Shares are outstanding, the Special Voting Share will be retired and cancelled.

Item 2.  Exhibits

1. Articles of Incorporation of the Company, as amended through October 27, 1998 (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed with the Commission September 5, 1997).

2. Articles of Amendment filed October 28, 1998 to the Articles of Incorporation, as amended, authorizing terms for one Series B Special Voting Preferred Share, par value $1.00 per share (incorporated by reference to Exhibit 3.1(b) to the Company's Annual Report on Form 10-K for its fiscal year ended May 2, 1999 filed with the Commission August 2,
     1999).

3. By-Laws of the Company, as amended to date (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended August 1, 1999 filed with the Commission September 14, 1999).

4. Form of certificate representing the Company's Common Shares, par value $.50 per share, including Rights legend (incorporated by reference to Exhibit 6 to the Company's Current Report on Form 8-K filed with the Commission September 5, 1997).

5. Rights Agreement, as amended, dated as of May 1, 1998, between the Company and Harris Trust and Savings Bank, Rights Agent, including form of certificate representing Rights (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for its fiscal year ended May 3, 1998 filed with the Commission July 30, 1998).

6. Form of certificate representing Rights (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for its fiscal year ended May 3, 1998 filed with the Commission July 30, 1998).

7. Amendment No. 2, dated as of November 15, 1999, to Rights Agreement, as amended, dated as of May 1, 1998 between the Company and Harris Trust and Savings Bank, Rights Agent (filed herewith).

8. Form of certificate representing the Company's single Series B Special Voting Preferred Share, par value $1.00 (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4, as amended, filed with the Commission September 25, 1998 (the "Schneider Exchange Offer Registration Statement")).

9. Form of certificate representing Smithfield Canada Limited Exchangeable Shares (incorporated by reference to Exhibit 4.9 to the Schneider Exchange Offer Registration Statement).

10. Voting, Support and Exchange Trust Agreement among the Company, Smithfield Canada Limited and CIBC Mellon Trust Company, dated as of November 10, 1998 (incorporated by reference to Exhibit 4.5 (c) to the Company's Annual Report on Form 10-K for the fiscal year ended May 2, 1999 filed with the Commission August 2, 1999).

11. Exchangeable Share Provisions, excerpted from the Articles of Incorporation, as amended, of Smithfield Canada Limited (incorporated by reference to Exhibit 4.5(d) to the Company's Annual report on Form 10-K for the fiscal year ended May 2, 1999 filed with the Commission August 2,
     1999).

                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        SMITHFIELD FOODS, INC.




                                        /s/ Michael H. Cole
                                        ----------------------------
                                            Michael H. Cole
                                            Secretary and Associate General
                                            Counsel


Dated: December 21, 1999